UNITED STATES OF AMERICA
            Before the
SECURITIES AND EXCHANGE COMMISSION
____________________________________________

            In the Matter of

NATIONAL FUEL GAS COMPANY                            THIRD
NATIONAL FUEL GAS DISTRIBUTION CORPORATION           CERTIFICATE
NATIONAL FUEL GAS SUPPLY CORPORATION                 PURSUANT TO
SENECA RESOURCES CORPORATION                         RULE 24
UTILITY CONSTRUCTORS, INC.
HIGHLAND LAND & MINERALS, INC.
LEIDY HUB, INC.
DATA-TRACK ACCOUNT SERVICES, INC.
NATIONAL FUEL RESOURCES, INC.
HORIZON ENERGY DEVELOPMENT, INC.

File No. 70-8729
(Public Utility Holding Company Act of 1935)
____________________________________________



         THIS IS TO CERTIFY, pursuant to Rule 24, that certain transactions proposed by National Fuel Gas Company ("National") and its subsidiaries, National Fuel Gas Distribution Corporation ("Distribution Corporation"), National Fuel Gas Supply Corporation ("Supply Corporation"), Seneca Resources Corporation ("Seneca"), Utility Constructors, Inc. ("UCI"), Highland Land & Minerals, Inc. ("Highland"), Leidy Hub, Inc. ("Leidy"), Data-Track Account Services, Inc. ("Data-Track"), National Fuel Resources, Inc. ("NFR") and Horizon Energy Development, Inc. ("Horizon Energy") in Form U-1, Application-Declaration, File No. 70-8729, as amended, have been carried out in accordance with the terms and conditions, and for the purposes as represented by said Application-Declaration, and the Order of the Securities and Exchange Commission ("Commission") (HCAR No. 35-26443 dated December 28, 1995) with respect thereto. Note that, on July 1, 1994, Penn-York Energy Corporation ("Penn-York") merged with Supply Corporation, with Supply Corporation as the surviving entity (see File No. 70-8135, HCAR No. 35-25811). Because of certain FERC ratemaking considerations, Supply Corporation found it necessary to separately account for Penn-York associated borrowings until the FERC approved of Supply Corporation's tariff rates that effected the combination of the Supply Corporation and Penn-York assets.

         During the quarter ended September 30, 1996 the following borrowing transactions occurred:

         1. Sales and resales of commercial paper for the quarter are shown on the attached certificates of Merrill Lynch Money Markets, Inc. and Chase Securities, Inc.

         2. National increased its outstanding borrowings by issuing short-term notes to banks or other financial institutions in the amounts, on the dates and at the rates indicated below. The proceeds from the sales of these notes were transferred by National to the System Money Pool to be utilized by National's subsidiaries. This schedule also reflects renewals at different rates.

            DATE                  AMOUNT             RATE

           07/01/96             $15,000,000      5.48%
           07/01/96               9,800,000       5.51
           07/02/96              12,700,000       5.55
           07/03/96               7,900,000       5.65
           07/05/96               6,400,000       5.40
           07/08/96               6,400,000       5.38
           07/08/96               8,700,000       5.39
           07/09/96              11,500,000       5.30
           07/10/96              10,400,000       5.26
           07/11/96               6,800,000       5.27
           07/12/96               6,100,000       5.26
           07/15/96              15,000,000       5.40
           07/15/96               9,000,000       5.42
           07/16/96              15,000,000       5.40
           07/16/96               7,400,000       5.43
           07/17/96               4,600,000       5.52
           07/17/96              15,000,000       5.50
           07/18/96               2,400,000       5.39
           07/18/96              15,000,000       5.32
           07/19/96              10,600,000       5.28
           07/22/96              14,200,000       5.32
           07/23/96              15,400,000       5.29
           07/24/96              13,400,000       5.32
           07/25/96              17,800,000       5.39
           07/25/96              10,000,000       5.45
           07/26/96              14,800,000       5.41
           07/29/96              18,400,000       5.49
           07/30/96              20,000,000       5.44
           07/31/96              13,400,000       5.74
           08/01/96              20,600,000       5.54
           08/02/96              20,300,000       5.61
           08/05/96              10,000,000       5.43
           08/05/96              11,700,000       5.46
           08/06/96               9,200,000       5.30
           08/07/96               8,000,000       5.25
           08/08/96               5,200,000       5.23
           08/09/96               4,200,000       5.23
           08/12/96              13,900,000       5.32
           08/13/96              10,000,000       5.50
           08/13/96              10,800,000       5.29
           08/14/96               9,500,000       5.35
           08/15/96              10,200,000       5.48
           08/16/96              10,500,000       5.34
           08/19/96              17,000,000       5.32
           08/20/96              14,300,000       5.24
           08/21/96              13,400,000       5.18
           08/22/96              11,500,000       5.24
           08/23/96              13,000,000       5.22
           08/26/96              17,000,000       5.39
           08/27/96              17,000,000       5.36
           08/28/96              14,900,000       5.49
           08/29/96              15,100,000       5.36
           08/30/96              15,000,000       5.40
           08/30/96               9,500,000       5.42
           09/03/96              15,000,000       5.60
           09/03/96               9,700,000       5.68
           09/04/96              22,400,000       5.38
           09/05/96              10,000,000       5.39
           09/05/96              10,000,000       5.51
           09/05/96               8,000,000       5.35
           09/06/96               8,100,000       5.26
           09/09/96               9,000,000       5.58
           09/09/96               5,000,000       5.41
           09/09/96              10,000,000       5.41
           09/09/96              14,900,000       5.33
           09/10/96              14,600,000       5.27
           09/11/96              12,100,000       5.37
           09/12/96              10,400,000       5.26
           09/13/96               9,700,000       5.27
           09/16/96              13,300,000       5.58
           09/16/96              15,000,000       5.56
           09/17/96              15,000,000       5.51
           09/17/96              16,700,000       5.27
           09/18/96              15,300,000       5.15
           09/19/96              14,100,000       5.09
           09/20/96              15,000,000       5.33
           09/23/96              30,700,000       5.39
           09/24/96              30,400,000       5.54
           09/25/96              30,600,000       5.47
           09/25/96              10,000,000       5.36
           09/25/96              10,000,000       5.47
           09/26/96               7,600,000       5.40
           09/27/96               9,700,000       5.29
           09/30/96               5,700,000       5.96
           09/30/96              30,000,000       5.94

         3. National increased its outstanding borrowings to be used for its own corporate purposes by issuing short-term notes to banks or other financial institutions in the amounts on the dates and at the rates indicated below:

              None.

         4. National transferred the following amounts to the System Money Pool on the dates and at the rates indicated below. These amounts were either used to decrease outstanding System borrowings and/or commercial paper or utilized by National's subsidiaries.

             DATE                  AMOUNT             RATE

           07/17/96              $1,600,000       5.49%
           07/19/96                 700,000        5.45
           08/02/96                 600,000        5.52
           08/15/96                 300,000        5.50
           08/19/96                 100,000        5.48
           08/20/96                 100,000        5.47
           09/04/96                 400,000        5.47
           09/09/96                 400,000        5.47
           09/11/96                 200,000        5.47
           09/12/96                 700,000        5.47
           09/13/96                 200,000        5.47
           09/27/96                 200,000        5.47

         5. Supply Corporation (non-Penn-York) transferred the following amounts to the System Money Pool on the dates and at the rates indicated below. These amounts were either used to decrease outstanding System borrowings and/or commercial paper or utilized by National's other subsidiaries.

              None.
         6. Supply Corporation (non-Penn-York) borrowed the following amounts from the System Money Pool on the dates and at the rates indicated below.

             DATE                  AMOUNT            RATE

           07/05/96               $ 400,000      5.47%
           07/08/96                 100,000       5.46
           07/10/96                 200,000       5.45
           07/12/96                 300,000       5.46
           07/15/96               5,700,000       5.46
           07/16/96                 200,000       5.46
           07/17/96                 200,000       5.49
           07/18/96                 100,000       5.44
           07/19/96                 300,000       5.45
           07/23/96                 200,000       5.45
           07/24/96                 300,000       5.46
           07/29/96               1,000,000       5.49
           07/30/96               1,100,000       5.47
           07/31/96                 900,000       5.53
           08/01/96               3,400,000       5.51
           08/02/96                 400,000       5.52
           08/05/96                 100,000       5.49
           08/06/96                 100,000       5.48
           08/07/96                 100,000       5.47
           08/12/96                 500,000       5.48
           08/13/96                 200,000       5.48
           08/14/96                 400,000       5.49
           08/15/96                 400,000       5.50
           08/16/96                 600,000       5.49
           08/19/96                 200,000       5.48
           08/20/96                 100,000       5.47
           08/21/96                 400,000       5.46
           08/23/96                 100,000       5.47
           08/26/96                 400,000       5.48
           08/29/96               1,000,000       5.47
           08/30/96               2,000,000       5.47
           09/04/96                 200,000       5.47
           09/05/96                 200,000       5.47
           09/06/96                 200,000       5.47
           09/09/96                 600,000       5.47
           09/10/96                 500,000       5.46
           09/11/96                 300,000       5.47
           09/12/96                 100,000       5.47
           09/13/96                 500,000       5.47
           09/16/96               4,300,000       5.50
           09/17/96                 300,000       5.46
           09/18/96                 200,000       5.45
           09/19/96                 100,000       5.45
           09/20/96                 300,000       5.47
           09/24/96                 400,000       5.50
           09/27/96               2,200,000       5.47
           09/30/96               6,200,000       5.56


         7. Supply Corporation (Penn-York related) transferred the following amounts to the System Money Pool on the dates and at the rates indicated below. These amounts were either used to decrease outstanding System borrowings and/or commercial paper or utilized by National's other subsidiaries.

              None.

         8. Supply Corporation (Penn-York related) borrowed the following amounts from the System Money Pool on the dates and at the rates indicated below.

             DATE                  AMOUNT             RATE

           07/15/96                 400,000      5.46%
           07/30/96                 200,000       5.47
           08/09/96                 100,000       5.48
           08/30/96                 100,000       5.47
           09/16/96               1,500,000       5.50
           09/30/96                 600,000       5.56

         9. Distribution Corporation transferred the following amounts to the System Money Pool on the dates and at the rates indicated below. These amounts were either used to decrease outstanding System borrowings and/or commercial paper or utilized by National's other subsidiaries.

              None.

         10. Distribution Corporation borrowed the following amounts from the System Money Pool on the dates and at the rates indicated below:

            DATE                  AMOUNT              RATE

          07/15/96               10,400,000      5.46%
          07/22/96                3,100,000       5.46
          07/25/96               33,700,000       5.47
          07/31/96                5,300,000       5.53
          08/01/96                5,100,000       5.51
          08/12/96                  900,000       5.48
          08/20/96                1,700,000       5.47
          08/23/96                  900,000       5.47
          08/26/96               24,200,000       5.48
          08/27/96                5,800,000       5.47
          08/30/96                4,700,000       5.47
          09/13/96                  200,000       5.47
          09/16/96                6,000,000       5.50
          09/20/96                1,700,000       5.47
          09/23/96                6,300,000       5.47
          09/25/96               26,900,000       5.48
          09/27/96                2,000,000       5.47
          09/30/96               12,500,000       5.56


         11. Seneca transferred the following amounts to the System Money Pool on the dates and at the rates indicated below. These amounts were either used to decrease outstanding System borrowings and/or commercial paper or utilized by National's other subsidiaries.

              None.

         12. Seneca borrowed the following amounts from the System Money Pool on the dates and at the rates indicated below:

             DATE                  AMOUNT             RATE

           07/02/96                $100,000      5.49%
           07/05/96                 100,000       5.47
           07/09/96                 600,000       5.45
           07/10/96               1,000,000       5.45
           07/11/96                 200,000       5.46
           07/15/96                 400,000       5.46
           07/16/96                 500,000       5.46
           07/17/96                 400,000       5.49
           07/22/96               1,100,000       5.46
           07/23/96               1,400,000       5.45
           07/29/96               2,500,000       5.49
           07/30/96               2,000,000       5.47
           07/31/96               1,900,000       5.53
           08/01/96               3,300,000       5.51
           08/02/96               1,000,000       5.52
           08/05/96               2,000,000       5.49
           08/07/96                 700,000       5.47
           08/12/96                 600,000       5.48
           08/13/96                 200,000       5.48
           08/14/96                 100,000       5.49
           08/15/96                 800,000       5.50
           08/19/96               2,100,000       5.48
           08/21/96                 100,000       5.46
           08/23/96                 500,000       5.47
           08/27/96               1,000,000       5.47
           08/29/96                 400,000       5.47
           08/30/96               2,400,000       5.47
           09/03/96               2,300,000       5.52
           09/04/96                 200,000       5.47
           09/06/96                 700,000       5.47
           09/09/96              31,700,000       5.47
           09/13/96                 200,000       5.47
           09/16/96               3,300,000       5.50
           09/18/96                 300,000       5.45
           09/19/96                 500,000       5.45
           09/30/96               6,700,000       5.56


         13. UCI transferred the following amounts to the System Money Pool on the dates and at the rates indicated below. These amounts were either used to decrease outstanding System borrowings and/or commercial paper or utilized by National's other subsidiaries.

             DATE                  AMOUNT             RATE

           08/21/96              $  100,000       5.46%


         14.  UCI borrowed the following amounts from the System
              Money Pool on the dates and at the rates indicated below:

              None.

         15. Highland transferred the following amounts to the System Money Pool on the dates and at the rates indicated below. These amounts were either used to decrease outstanding System borrowings and/or commercial paper or utilized by National's other subsidiaries.

             DATE                  AMOUNT            RATE

           08/30/96              $  200,000      5.47%

         16. Highland borrowed the following amounts from the System Money Pool on the dates and at the rates indicated below:

              None.

         17. Leidy transferred the following amounts to the System Money Pool on the dates and at the rates indicated below. These amounts were either used to decrease outstanding System borrowings and/or commercial paper or utilized by National's other subsidiaries.

              None.


         18. Leidy borrowed the following amounts from the System Money Pool on the dates and at the rates indicated below:

              None.

         19. Data-Track transferred the following amounts to the System Money Pool on the dates and at the rates indicated below. These amounts were either used to decrease outstanding System borrowings and/or commercial paper or utilized by National's other subsidiaries.

              None.

         20. Data-Track borrowed the following amounts from the System Money Pool on the dates and at the rates indicated below:

              None.

         21. NFR transferred the following amounts to the System Money Pool on the dates and at the rates indicated below. These amounts were either used to decrease outstanding System borrowings and/or commercial paper or utilized by National's other subsidiaries.

             DATE                  AMOUNT            RATE

           07/01/96              $  600,000      5.47%
           07/09/96                 800,000       5.45
           07/11/96                 200,000       5.46
           07/15/96                 300,000       5.46
           07/16/96                 600,000       5.46
           07/22/96                 200,000       5.46
           07/31/96                 100,000       5.53
           08/02/96                 700,000       5.52
           08/06/96                 500,000       5.48
           08/07/96                 100,000       5.47
           08/09/96                 100,000       5.48
           08/12/96                 300,000       5.48
           08/13/96                 900,000       5.48
           08/14/96                 200,000       5.49
           08/29/96                 200,000       5.47
           09/03/96                 100,000       5.52
           09/04/96                 200,000       5.47
           09/05/96                 100,000       5.47
           09/06/96                 400,000       5.47
           09/09/96                 100,000       5.47
           09/11/96                 200,000       5.47
           09/17/96                 100,000       5.46
           09/18/96                 100,000       5.45
           09/26/96                 200,000       5.48

         22.  NFR borrowed the following amounts from the System
              Money Pool on the dates and at the rates indicated below:

              None.


         23. Horizon Energy transferred the following amounts to the System Money Pool on the dates and at the rates indicated below. These amounts were either used to decrease outstanding System borrowings and/or commercial paper or utilized by National's other subsidiaries.

              None.


         24. Horizon Energy borrowed the following amounts from the System Money Pool on the dates and at the rates indicated below:

             DATE                  AMOUNT            RATE

           07/01/96              $  300,000      5.47%
           07/03/96                 100,000       5.50
           07/11/96                 200,000       5.46
           07/15/96                 100,000       5.46
           07/29/96                 100,000       5.49
           07/31/96                 100,000       5.53
           08/01/96                 400,000       5.51
           08/12/96                 100,000       5.48
           08/13/96                 200,000       5.48
           08/21/96                 100,000       5.46
           08/22/96                 200,000       5.47
           08/29/96                 200,000       5.47
           09/03/96                 300,000       5.52
           09/11/96                 100,000       5.47
           09/12/96                 200,000       5.47
           09/20/96                 100,000       5.47
           09/25/96                 100,000       5.48
           09/26/96                 100,000       5.48
           09/27/96                 100,000       5.47



Dated:  November 12, 1996                  NATIONAL FUEL GAS COMPANY



                                           By:/s/Gerald T. Wehrlin
                                              Gerald T. Wehrlin
                                              Controller

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